Bradford & Bingley

04035055

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Office of International Corporate Finance
Stop 3-2
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL

Tel. 01274 806106

14 June 2004

Dear Sir

US Home Filing Exemption (12g3-2(b)) – Re 82-5154

Please find enclosed documents/announcements released by Bradford & Bingley plc to the equity securities market in the UK.

Enclosed is a copy of this letter which I should be grateful if you could return in the self addressed envelope to confirm receipt.

Yours faithfully,

PROCESSED
JUN 30 2004
THOMSON FINANCIAL

Phil Kershaw
Deputy Company Secretary

SEC MAIL RECEIVED PROCESSING SECTION
JUN 24 2004
D.C. 155

dw 6/30

28 May 2004

Bradford & Bingley completes acquisition of £114 million loan portfolio from GMAC-RFC

Bradford & Bingley Plc is pleased to announce that it has today purchased a mortgage loan portfolio from GMAC-RFC for a consideration of around £114 million. This is the second purchase resulting from an agreement announced in December 2003 to acquire up to £1.4 billion of loans in four tranches during 2004 from GMAC-RFC.

The purchase, funded from Bradford & Bingley's existing resources, has been made by Mortgage Express, its wholly owned subsidiary.

This latest loan portfolio acquisition will increase the Bradford & Bingley Group's total managed assets, which stood at £33.2 billion on 31st December 2003, by around 0.4%.

All lending in the portfolio is secured on UK residential property and has a similar credit risk profile to previous portfolio acquisitions. In addition to reviewing the credit controls GMAC-RFC employed in originating the loan portfolio, Mortgage Express has tested the loan book using its own credit scoring process to confirm that it meets the Bradford & Bingley Group's credit standards. The acquired mortgages are, by value, approximately 30% buy-to-let, 46% self-certified with the remainder standard mortgages. The book has an average loan size of approximately £120,000 and an average loan to value of approximately 72%.

Notes

- Bradford & Bingley previously acquired a mortgage loan portfolio from GMAC-RFC in September 2002 for a total consideration of £650 million. This was followed by a further portfolio purchase in March 2003 for a total consideration of £470 million. The Group purchased three portfolios for an aggregate consideration of £851 million over the remainder of 2003. In February 2004 the Group completed the first tranch of four under an agreement announced in December 2003 for a total consideration of £480 million.

- Bradford & Bingley only offers loans secured on property. As at 31st December 2003, its total managed loan portfolio stood at £25.9 billion of which 80% was secured on residential property and 20% secured on commercial property (including Housing Associations). Buy-to-let lending accounted for around 42% of the Group's total residential lending assets.

- As at 31st December 2003 Bradford & Bingley had approximately 50,000 buy-to-let customers, around three quarters of whom had mortgages on only one property with the Group. The average loan size for total buy-to-let balances at 31st December 2003 was approximately £108,000 nationally and £151,000 in London. The average loan-to-value of the Group's buy-to-let loans was 75% based on original valuation and 65% based on current values as at 31st December 2003. The average income of a typical buy-to-let customer in 2003 was approximately £62,000 pa.

- Mortgage Express is the specialist lending arm of the Bradford & Bingley Group. It provides a range of specialist mortgages including buy-to-let, mortgages for the self-employed and lifetime mortgages.
- The consideration figures include the assets purchased and a premium payable to the seller.

If you would like to discuss the information in this statement, please contact:

Investor Relations

Phillip McLelland

01274 806112

Media Relations

Siobhan Hotten

020 7067 5627

Media Relations Advisers

Tulchan Communications

Kate Inverarity

020 7353 4200

Re 82-5154

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Bradford & Bingley plc

2) Name of Director

Louise Patten

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Louise Patten

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Louise Patten

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

n/a

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares

7) Number of shares/amount of stock acquired

3,500

8) Percentage of issued class

n/a

9) Number of shares/amount of stock disposed

n/a

10) Percentage of issued class

n/a

11) Class of security

Ordinary 25p shares

12) Price per share

278.75p

13) Date of transaction

26.05.2004

14) Date company informed

28.05.2004

15) Total holding following this notification

n/a

16) Total percentage holding issued class following this notification

n/a

17) Date of grant

n/a

If a director has been granted options by the company please complete the following boxes

18) Period during which or date on which exercisable

n/a

19) Total amount paid (if any) for grant of the option

n/a

20) Description of shares or debentures involved: class, number

n/a

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

n/a

22) Total number of shares or debentures over which options held following this notification

n/a

23) Any additional information

24) Name of contact and telephone number for queries

Phil Kershaw 01274 806106

25) Name and signature of authorised company official responsible for making this notification

Phil Kershaw 01274 806106

Date of Notification.....01 June 2004